                                                                    Exhibit 99.1
NEWS RELEASE

For further information contact:

Dailey J. Berard                                         Pete Roman
Chief Executive Officer                                  Chief Financial Officer
(318) 367-8291                                           (318) 373-5506

================================================================================

FOR IMMEDIATE RELEASE
Friday, February 12, 1999


                           UNIFAB INTERNATIONAL, INC.
                         REPORTS THIRD QUARTER EARNINGS

New Iberia, LA - (Business Wire) - February 12, 1999 -- UNIFAB International, Inc. (NASDAQ: UFAB) today reported net income increased to $1.68 million ($.28 per share) on revenue of $23.5 million for its third quarter ended December 31, 1998, compared to net income of $1.66 million ($.28 per share) on revenue of $21.2 million for the third quarter ended December 31, 1997. Net income for the nine months ended December 31, 1998 increased to $6.5 million ($1.10 per share) on revenue of $83.7 million, compared to net income of $5.6 million ($1.15 per share) on revenue of $81.5 million for the nine months ended December 31, 1997. Backlog at December 31, 1998 was approximately $25 million. Operating results for the nine months ended December 31, 1998 include acquisition expenses of $275,000 and a one time charge of $525,000 related to the cumulative deferred income taxes resulting from the acquisition of Allen Tank, Inc.

Pro forma net income for the nine months ended December 31, 1998 increased to $6.1 million ($1.03 per share) from pro forma net income of $4.9 million ($1.00 per share) for the same period in 1997. Pro forma net income consists of the Company's historical net income, adjusted to reflect income taxes as if Allen Tank, Inc. had operated as a C Corporation for all periods. This calculation excludes the one time charge of $525,000 related to the cumulative deferred income taxes resulting from the conversion to a C Corporation on July 24, 1998.

"UNIFAB continues to expand capabilities and enhance performance," notes Dailey
J. Berard, UNIFAB International, Inc.'s President, CEO, and Chairman of the Board. "Our results reflect continued growth, in particular in our core fabrication and process system businesses. Our offshore maintenance and service operations also increased revenue over last year. The lower activity level in the December quarter, which is normal in the industry, allowed us to emphasize important programs such as safety and equipment upgrade and maintenance, which will pay benefits in the long run. While bidding activity is good, this market is very competitive, which puts pressure on contract margins. Backlog has decreased since last quarter, but recent awards have put it back in line with historical amounts. Although our deep water facility in Lake Charles is developing slower than we expected, we are optimistic that it will be the Company's cornerstone in the future, and will allow us to offer world-class capabilities in concert with UNIFAB service. By drawing on the capabilities of the Allen Process Systems international marketing team, we have broadened our focus and increased international marketing of our Total Project Capabilities. We remain aggressive seeking growth opportunities through acquisition, as well as through facilities enhancements."

UNIFAB International, Inc. is an industry leader in the custom fabrication of topsides facilities, equipment modules and other structures used in the development and production of oil and gas reserves.

In addition, the Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services. Dailey Berard serves as a commissioner on a number of committees and task forces that are working to improve training and education of the workforce in Louisiana.